SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
October 19, 2010
Commission File Number: 001-34368

Chemspec International Limited
(Translation of registrant's name into English)

No. 200, Wu Wei Road
Shanghai 200331
People's Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chemspec International Limited
Date : October 21, 2010	By:	/s/ David Tang
	Name:	David Tang
	Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description
EX-99.1	Press Release